THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

Jowell Global Ltd.

聚好全球股份有限公司

(Adopted by Special Resolution passed on 1 July 2020)

1. The name of the Company is Jowell Global Ltd. 聚好全球股份有限公司.

2. The Registered Office of the Company will be situated at the offices of Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands or at such other location within the Cayman Islands as the Directors may from time to time determine.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

4. The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Law.

5. The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6. The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7. The authorised share capital of the Company is US$50,000.00 divided into 500,000,000 shares comprising of (i) 450,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 50,000,000 Preferred Shares of a par value of US US$0.0001 each. Subject to the Companies Law and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8. The Company has the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9. Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.